     As filed with the Securities and Exchange Commission on June 13, 2002.

                    ----------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                      -----

                                    FORM 11-K
      (Mark One)

             [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 2001

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the transition period from ________ to ________

                                     ------

                          Commission file number 0-6516

                                     ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         DATASCOPE CORP. 401(k) SAVINGS
                        AND SUPPLEMENTAL RETIREMENT PLAN


         B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                                 DATASCOPE CORP.
                               14 Philips Parkway
                           Montvale, New Jersey 07645

                              REQUIRED INFORMATION


Item 1.      See Item 4.

Item 2.      See Item 4.

Item 3.      See Item 4.

Item 4. In lieu of the requirements of Items 1-3 above, the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan"), which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), hereby files financial statements and schedules for the Plan for the fiscal period ended December 31, 2001. The Plan's financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                                FINANCIAL REPORT

                           DECEMBER 31, 2001 AND 2000

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                           DECEMBER 31, 2001 AND 2000



CONTENTS


Page

Independent Auditor's Report                                                   1

Statements of Net Assets Available for Benefits                                2

Statement of Changes in Net Assets Available for Benefits                      3

Notes to Financial Statements                                                  4

Schedule H, line 4i - Schedule of Assets (Held at End of Year)                 8

Schedule H, line 4i - Schedule of Assets (Acquired and Disposed of Within
     Year)                                                                     9

To the Plan Administrator of the Datascope Corp.
401(k) Savings and Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and assets (acquired and disposed of within year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



-----------------------------------------
Milgrom Galuskin Balmuth & Company
Certified Public Accountants, P.C.

Edison, New Jersey
May 21, 2002

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


                                                                                              2001                2000
                                                                                         ---------------     ---------------

Investments                                                                              $    55,179,814     $    56,574,426
                                                                                         ---------------     ---------------

Receivables:
  Participants' contributions                                                                    247,357             292,950
  Employer's contributions                                                                       170,756              99,727
  Due from employer - participant loan repayments                                                 50,714              71,614
                                                                                         ---------------     ---------------

    Total Receivables                                                                            468,827             464,291
                                                                                         ---------------     ---------------

Net Assets Available for Benefits                                                        $    55,648,641     $    57,038,717
                                                                                         ===============     ===============










See accompanying independent auditor's report and notes to financial statements.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001




Investment Income (Loss):
  Net investment loss                                           $    (6,517,173)
  Interest income                                                       781,337
                                                                ---------------
                                                                     (5,735,836)
                                                                ---------------

Contributions:
  Participants                                                        5,232,921
  Employer                                                            1,556,711
  Employee rollover                                                     146,055
                                                                ---------------
                                                                      6,935,687
                                                                ---------------

Benefits Paid to Participants                                        (2,551,582)
Fees and Expenses                                                       (38,345)
                                                                ---------------
                                                                     (2,589,927)
                                                                ---------------

Net Decrease in Net Assets Available for Benefits                    (1,390,076)

Net Assets Available for Benefits:
  Beginning of year                                                  57,038,717
                                                                ---------------

  End of year                                                   $    55,648,641
                                                                ===============




See accompanying independent auditor's report and notes to financial statements.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


Note A - Description of the Plan:

         The following description of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a Defined Contribution Plan that covers all eligible employees. The Plan was established by Datascope Corp. (the "Company") to provide retirement income to its employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions

         Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 50%, subject to certain IRS limitations. The Plan was amended during 2001 to increase the maximum percentage from 15% to 50%. This amendment is effective January 1, 2002. For the year ended December 31, 2001, the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year is at the sole discretion of the Board of Directors. Contributions are subject to certain limitations.

         During 2001, the Plan was amended to allow for catch-up contributions. Effective for plan years beginning on and after January 1, 2002, participants age 50 and over may contribute to the Plan additional amounts above the IRS dollar limits for the year. The maximum catch-up contribution for 2002 is $1,000. This will increase every year until 2006 when it reaches $5,000.

         Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) plan earnings. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Such forfeited amounts that were used to reduce company contributions during 2001 were $158,740. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant directs the investment of his or her entire account.

         Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:


         Years of Service                              Vested Percentage
         ----------------                              -----------------

         Less than 2 years                                     0%
         After 2 years, but less than 3                       25%
         After 3 years, but less than 4                       50%
         After 4 years, but less than 5                       75%
         After 5 or more years                               100%

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


Note A - Description of Plan (Cont'd):

         Participant Loans

         A participant may borrow from his or her vested accrued benefit. The minimum loan amount is $500 and the maximum loan permissible is one-half of the vested accrued benefit up to $50,000. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.

         The loans are secured by the participant's vested accrued benefit. Loans that exceed five years bear interest at a rate equal to the rate then being charged for FHA residential mortgages; interest for loans of less than five years are based on a rate of 1% above the prime commercial lending rate. Outstanding loans as of December 31, 2000 bear interest at rates of 7% to 10.5% and mature between January 2001 and March 2015. Outstanding loans as of December 31, 2001 bear interest at rates of 6% to 10.5% and mature between January 2002 and August 2016.

         Payment of Benefits

         Upon termination of service, a participant with a balance below $5,000 will receive a lump sum amount equal to the value of his or her account. For balances that exceed $5,000, the participant may choose to either withdraw his or her balance or continue to maintain the balance in the Plan.

Note B - Significant Accounting Policies:

         Basis of Accounting

         The financial statements of the Plan are prepared using the accrual method of accounting.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Investment Valuation

         The Plan's investments which consist of mutual funds, Datascope common stock, and an interest income option are stated at fair values, except for the interest income option which is stated at contract value, as reported to the Plan by the Plan's trustee, New York Life Insurance Company ("New York Life"). Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The interest income option, which is invested exclusively in the New York Life Insurance Company Anchor Account, is a pooled separate account. The Company stock is valued at its quoted market price.

         Purchases and sales of securities are recorded on a trade-date basis.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


Note B - Significant Accounting Policies (Cont'd):

         Payments of Benefits

         Benefits are recorded when paid.

         Payment of Administrative Expenses

         It is expected that the Company will provide direct payment of all administrative expenses of the Plan.

Note C - Investments:

         The following presents investments at December 31, 2001 and 2000 that represent 5% or more of the Plan's net assets.


                                                                                              2001                2000
                                                                                         ---------------     ---------------

Eclipse Indexed Equity Fund                                                              $     4,533,654     $     4,663,144
American Century Income & Growth
  Fund (Investor Class)                                                                        7,567,951           7,704,225
Fidelity Magellan Fund                                                                        12,787,797          15,025,263
Janus Twenty Fund                                                                              6,013,894           8,547,970
Datascope Corp. Stock Fund                                                                     3,119,799           3,185,657
Franklin Small Cap Growth Fund I (Class A)                                                     3,758,471           3,777,436
New York Life Insurance Company
  Anchor Account                                                                              12,594,249          10,001,630
Eclipse Indexed Bond Fund                                                                      2,809,952                --

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,517,173 as follows:

Mutual funds                                                       $ (6,539,729)
Common stock                                                       $     22,556

         All earnings related to the New York Life Insurance Company Anchor Account are reflected as interest income.

         On January 3, 2001, two of the Plan's investments, the MainStay Institutional Indexed Bond Fund (Institutional Class) and the MainStay Institutional Indexed Equity Fund (Institution Fund) were renamed the Eclipse Indexed Bond Fund and the Eclipse Indexed Equity Fund, respectively.

Note D - Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


Note E - Reconciliation of Financial Statements to Schedule H of Form 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and 2000 to Schedule H of Form 5500:

                                                                                              2001                2000
                                                                                         ---------------     ---------------

Net assets available for benefits
  per the financial statements                                                           $    55,648,641     $    57,038,717

Less:  Participants' and employer's
  contributions receivable                                                                      (418,113)           (392,677)
                                                                                         ---------------     ---------------

Net Assets Available for Benefits
  per Schedule H of Form 5500                                                            $    55,230,528     $    56,646,040
                                                                                         ===============     ===============

         The following is a reconciliation of additions to assets attributed to contributions per the financial statements to Schedule H of Form 5500, for the year ended December 31, 2001.

Additions to net assets attributed to contributions
  per the financial statements                                  $     6,935,687
Less:  Contributions receivable at December 31, 2001                   (418,113)
Add:  Contributions receivable at December 31, 2000                     392,677
                                                                ---------------

Total Contributions Income per Schedule H of Form 5500          $     6,910,251
                                                                ===============


Note F- Related Party Transactions:

         Certain plan investments are shares of mutual funds and a pooled separate account managed by New York Life. New York Life is the trustee as defined by the Plan and therefore, transactions with respect to these investments qualify as party-in-interest transactions. In addition, certain plan investments are shares of Datascope common stock. Datascope Corp. is the sponsor of the Plan and therefore transactions with respect to Datascope Corp. common stock also qualify as party-in-interest transactions.

Note G - Income Tax Status:

         The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present Federal income tax laws. The Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
         SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001


            Employer Identification Number 13-2529596 Plan Number 002

             (b)Identity of Issue, Borrower, Lessor, or Similar Party and
             (c)Description of Investment Including Maturity Date, Rate                                    (e)  Current
  (a)           of Interest, Collateral, Par or Maturity Value                                                   Value
--------        -------------------------------------------------------------------------------------     ---------------------

   *            New York Life Insurance Company Anchor Account                                                     $12,594,249
   *            Eclipse Indexed Bond Fund                                                                            2,809,952
   *            Eclipse Indexed Equity Fund                                                                          4,533,654
                American Century Income & Growth Fund (Investor Class)                                               7,567,951
                Fidelity Magellan Fund                                                                              12,787,797
                Janus Twenty Fund                                                                                    6,013,894
                Franklin Small Cap Growth Fund I (Class A)                                                           3,758,471
                GAM International Fund (Class A)                                                                       566,283
   *            Datascope Corp. Stock Fund                                                                           3,119,799
                Participants' Loans, maturing January 2002
                  through August 2016; interest rates from 6% to 10.5%                                              1,427,764
                                                                                                                  -----------

                Totals                                                                                            $55,179,814
                                                                                                                  ===========


Information with respect to column (d) "Cost" is not included because the investments are participant directed under an individual account plan.







*  Indicates party-in-interest to the Plan



See accompanying independent auditor's report and notes to financial statements.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                    SCHEDULE H, line 4i - SCHEDULE OF ASSETS
                     (ACQUIRED AND DISPOSED OF WITHIN YEAR)
                                DECEMBER 31, 2001


            Employer Identification Number 13-2529596 Plan Number 002

                                     (b) Description of Investment
 (a) Identify of Issue,              Including Maturity Date, Rate
    Borrower, Lessor,                of Interest, Collateral, Par,                  (c) Cost of              (d) Proceeds of
    or Similar Party                       or Maturity Value                        Acquisitions               Dispositions
    ----------------                       -----------------                        ------------               ------------

   Participants Loans             Lowest and highest rate of interest           $              0         $               0
                                        charged - 6.00% - 10.5%




See accompanying independent auditor's report and notes to financial statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      DATASCOPE CORP. 401(K) SAVINGS AND
                                      SUPPLEMENTAL RETIREMENT PLAN


June 13, 2002                         /s/ Murray Pitkowsky
                                      ------------------------------------------
                                      Murray Pitkowsky
                                      Member, Datascope Corp. Benefits Committee


June 13, 2002                         /s/ James Cooper
                                      ------------------------------------------
                                      James Cooper
                                      Member, Datascope Corp. Benefits Committee


June 13, 2002                         /s/ Leonard S. Goodman
                                      ------------------------------------------
                                      Leonard S. Goodman
                                      Member, Datascope Corp. Benefits Committee


June 13, 2002                         /s/ Phyllis Payne
                                      ------------------------------------------
                                      Phyllis Payne
                                      Member, Datascope Corp. Benefits
                                      Committee

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                           ANNUAL REPORT ON FORM 11-K

                                  EXHIBIT INDEX


Exhibit
-------

1                          Consent of Milgrom Galuskin Balmuth & Company